Noel M. Gruber Senior Counsel 1250 24th Street NW, Suite 700 Washington, DC 20037 T (202) 349-8043 ngruber@buckleysandler.com

September 29, 2017

VIA EDGAR

Mr. Michael Clampitt

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington DC 20549-4561

Re:                             Luther Burbank Corporation (CIK 0001475348)

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted September 8, 2017

File No.: 377-01642

Dear Mr. Clampitt:

On behalf of Luther Burbank Corporation (the “Company”), we hereby provide the Company’s response to the comments contained in your letter dated, September 20, 2017 relating to the above referenced registration statement on Form S-1 (the “Registration Statement”).

For convenience we have preceded each of the Company’s responses with the Commission staff’s comment.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

Prospectus Summary

Agreements with Our Existing Shareholders, page 11

1.             Please revise to disclose more information regarding this agreement. Please disclose:

•                                        The balance in the Accumulated Adjustments Account at 6/30/17;

The filing has been revised to disclose the amount of the accumulated adjustment account.

•                                        If this is the amount to be distributed to existing holders;

The filing has been revised to disclose that the amount of the proposed distributions is less than the amount of the accumulated adjustment account.

•                                        The maximum liability if the S Corp election is disallowed by the IRS;

As discussed with members of Staff, the Company does not believe that disclosure of an aggregate figure for the potential maximum liability if the Company’s S Corporation election is denied is an appropriate or meaningful disclosure.

The Company believes that the denial of the S corporation election is highly improbable, in light of the procedures the Company and its few shareholders historically utilized in connection with its consideration and implementation of the S Corporation election and in connection with transfers of shares to trusts for the benefit of the shareholders and members of their families. The Company’s shares have been transferred only a handful of times since the organization of the Company, for gifts and estate planning purposes. The Company and shareholders were cognizant of the importance of maintaining the qualification of the Company as an S Corporation, and carefully evaluated proposed transfers.

The Selected Historical and Pro Forma Financial Information reflects the pro forma tax liability of the Company for the periods indicated as if the Company were a C Corporation, using an assumed 42% combined tax rate. The Registration Statement already contains, at page 55, risk factors addressing the tax agreement with the existing shareholders and the adverse effect of the invalidity of the S election, including a statement that “[t]he amount we would be obligated to pay include taxes on all of our taxable income while we were an S Corporation.”  We have added at page 11 a cross reference to the risk factor at page 55, and added a cross reference at page 55 to the Selected Historical and Pro Forma Financial Information in order to facilitate investor understanding of the issue without inclusion of a speculative liability amount relating to an event which the Company believes to be improbable, accompanied by extensive qualifications and caveats.

Calculation of a maximum liability would be an uncertain process in any event, given the many variables within the discretion of taxing authorities (period to be challenged, discretion in assessment of penalties and interest, negotiations, etc.). Inclusion of a maximum potential liability amount would reflect a figure that could mislead investors.  It would be a “headline” number, which if taken out of context would distort the Company’s true liability position, as it would not be accompanied by the extensive caveats and qualifications that would be included with any disclosure of a theoretical maximum amount. We believe that such a disclosure would be highly unusual, and are not aware of any circumstance in which another financial institution terminating its S Corporation status has provided such a disclosure.

We respectfully request that Staff withdraw the comment requiring this disclosure.

•                                        The year or interim date the election to be a C Corp will take effect;

As the timing of the termination is contingent on the timing of the offering, the Company is unable to precisely disclose at this time the interim date the termination of the S corporation election will become effective. This date will appear in the final prospectus to be filed pursuant to Rule 424(b). The filing has been revised to clarify that the termination of the S Corporation election, and the C Corporation status of the Company, is expected to become effective shortly prior to consummation of the offering, and the termination will be effected in a manner which permits a closing of the books of the S Corporation as of such date.

•                                        When the consents to convert to a C Corp will be sought; and,

The filing has been revised in accordance with the comment.

•                                        How you plan to account for any undistributed earnings upon termination of S Corp status and revise your filing, if applicable. Please note SAB Topic 4:B.

The filing has been revised to reflect that the Company will reclassify the undistributed balance of the accumulated as adjustments account as additional paid in capital upon termination of its S Corporation status.

Business

Competition, page 121

2.                                      Please refer to comment 8 regarding competitive conditions in your business. We note the additions you made identifying particular markets and factors driving competition for deposits and lending products. Please also describe or depict here and in the Summary, as appropriate, the number of firms you compete with in these markets and your competitive position among them. Alternately, provide us your explanation as to why you believe this information is not material to investors or is not reasonably available to you.

The filing has been revised in accordance with the comment.

If you have any questions regarding this response, or if you have any further comments, please contact the undersigned at 202.349.8043 or by email at ngruber@buckelysandler.com.

Very truly yours,

/s/ Noel M. Gruber

Noel M. Gruber